WESTCHESTER CAPITAL MANAGEMENT, LLC

100 Summit Lake Drive

Valhalla, NY 10595

 January 24, 2014

Dunham Funds

c/o Jeffrey A. Dunham, President

10251 Vista Sorrento Parkway, Suite 200

San Diego, CA

Re: Sub-Advisory Fee Waiver for the Dunham Monthly Distribution Fund

Dear Mr. Dunham:

Westchester Capital Management, LLC (the “Sub- Adviser”) desires to extend the duration of the contractual waiver of a portion of its Sub-Advisory fee for the benefit of the Monthly Distribution Fund (the “Fund”).  The Sub-Adviser hereby agrees to waive or limit its Sub-Advisory fees so that such fees, on an annual basis, do not exceed 1.05% of the Fund’s aggregate average daily net assets of its Class N, Class A and Class C shares until February 28, 2015.

Sincerely, /s/ Roy Behren Roy Behren Managing Member Westchester Capital Management, LLC	Approved and accepted on behalf of the Fund, /s/ Jeffrey A. Dunham Jeffrey A. Dunham President Dunham Funds